As filed with the Securities and Exchange Commission on December 13, 2006
Registration No.__________

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

VISITRADE, INC.
(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	3751 (Primary Standard Industrial Classification Code Number)	74-3197968 (I.R.S. Employer Identification No.)

2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011
760-804-8844

(Address and telephone number of principal executive offices and principal place of business)

_________________________________________________

Laughlin & Associates, Inc., 2533 N. Carson Street, Wilmington, Carson City, Nevada 89706
800-648-0966

(Name, address and telephone number of agent for service)
_____________________

Securities to be Registered Under Section 12(b) of the Act:	None

Securities to be Registered Under Section 12(g) of the Act:	Common Stock $.001 Par Value (Title of Class)

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements.  In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  These are statements that relate to future periods and include statements regarding our future strategic, operational and financial plans, potential acquisitions, anticipated or projected revenues, expenses and operational growth, markets and potential customers for our products and services, plans related to sales strategies and efforts, the anticipated benefits of our relationships with strategic partners, growth of our competition, our ability to compete, the adequacy of our current facilities and our ability to obtain additional space, use of future earnings, and the feature, benefits and performance of our current and future products and services.

You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” “seek” or “continue” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including those described in this registration statement under the heading “Risk Factors” beginning on page 4. These and other factors may cause our actual results to differ materially from any forward-looking statement.  We caution you not to place undue reliance on these forward-looking statements.

We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance.  Forward-looking statements are only predictions.  The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

Factors that may affect forward-looking statements.    A wide range of factors could materially affect future developments and performance of our business.  This registration statement describes significant factors affecting specific business operations and the financial results of these operations.  General factors affecting our operations include:

• Changes in business plans

• Changes in U.S., global or regional economic conditions

                • Changes in U.S. and global financial and equity markets, including market disruptions and significant interest rate fluctuations

• Increased competitive pressures

• Legal developments that may affect our business

• Technological developments that may affect our business

• Changes in government regulations relating to the oil and gas industry

This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

PART I

ITEM 1.                      RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock.  Our business and results of operations could be seriously harmed by any of the following risks.  The trading price of our common stock could decline due to any of these risks.

Risks Related to Our Industry

The industry in which we operate and the market for our services is characterized by rapid technological developments, evolving industry standards, and frequent new product and service introductions and enhancements.

The industry in which we operate and the market for our services is characterized by rapid technological developments, evolving industry standards, and frequent new product and service introductions and enhancements. The development and introduction of new products and services could render our existing services unmarketable. Our business depends in significant part on our ability to continually improve the performance, features, and reliability of our motorcycle parts and accessories and to modify our manufacturing operations to work with new technological standards in response to both evolving demand in the marketplace and competitive products and services.  Our pursuit of improved performance, new features, and necessary technological advances will require substantial time and expense, and there can be no assurance that we will succeed in adapting our products to changing technology standards and customer requirements.

Our net sales could decrease if our online security measures fail.

Our relationships with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales could decrease. We rely on security and authentication technology that we license from third parties. With this technology, we perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, denial of service attacks and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot assure that we can prevent all security breaches.

Our net sales and gross margins would decrease if we experience significant credit card fraud.

A failure to adequately control fraudulent credit card transactions would reduce our net sales and our gross margins because we do not carry insurance against this risk. We have developed technology to help us to detect the fraudulent use of credit card information. Nonetheless, to date, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

If we are unable to maintain our web domain names, our brand and reputation could be damaged and we could lose customers.

We may be unable to maintain our web domain names relating to our brand in the United States and other countries in which we may conduct business. As a result, we may be unable to prevent third parties from acquiring and using domain names relating to our brand. Such use could damage our brand and reputation and take customers away from our Web site. The maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.

A downturn in the economy may affect consumer purchases of discretionary items and could harm our operating results.

In general, our sales represent discretionary spending by our customers. Discretionary spending on our products is affected by many factors, including, among others:

▪	general business conditions;
▪	interest rates;
▪	inflation;
▪	consumer debt levels;
▪	the availability of consumer credit;
▪	the number of new and second home purchases;
▪	taxation;
▪	energy prices;
▪	unemployment trends;
▪	terrorist attacks and acts of war; and
▪	other matters that influence consumer confidence and spending.

Purchases of discretionary items, including the products we sell, could decline during periods when disposable income is lower or during periods of actual or perceived unfavorable economic conditions. If this occurs, our operating results could suffer.

As a result of our intensely competitive industry, we may not gain enough market share to be profitable.

The motorcycle parts and accessories market is intensely competitive.  We have numerous competitors in the United States and elsewhere.  Because we are pursuing potentially large markets, our competitors include large companies.  Many of these competitors have greater financial, research and other resources than we do.  If we are unable to compete successfully, we may not be able to sell enough products at a price sufficient to permit us to generate profits. Increased competition causing oversupply or depressed prices could materially adversely affect our revenues.

We are subject to government regulation.

We, as a manufacturer of motorcycle products and accessories, are subject to the National Traffic and Motor Vehicle Safety Act, which is administered by the National Highway Traffic Safety Administration (NHTSA). We will have to certify to NHTSA that our motorcycle products comply fully with all applicable federal motor vehicle safety standards and related regulations. Although we believe that we are in substantial compliance with these regulations and currently are implementing a variety of measures to promote continuing compliance, we may be required in the future to incur expense and/or modify our operations in order to ensure such compliance. In addition, we cannot predict the nature or effect of any future legislation or regulation on our operations.

Our exposure to product liability claims could harm us seriously.

Given the nature of motorcycle products, we expect we may encounter product liability claims against us from time to time for personal injury or property damage. If such claims become substantial, our brand and reputation would be harmed seriously. These claims also could require us to pay substantial damage awards, including punitive damages.

Although we intend to obtain adequate product liability insurance, we may be unable to obtain coverage at a reasonable cost or in a sufficient amount to cover future losses from product liability claims. Any successful claim against us for uninsured liabilities or in excess of insured liabilities would most likely harm our business seriously.

If we market and sell our products in international markets, we will be subject to additional regulations.

As a part of our marketing strategy, we may, in the future, market and sell our products internationally. In addition to regulation by the U.S. government, our products will be subject to environmental and safety regulations in each country in which we market and sell our motorcycles. Regulations will vary from country to country and will vary from those of the United States. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to alter our manufacturing practices, product design or marketing efforts. Any changes in our business or products required in response to the laws of foreign countries will result in additional expense to us.

Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell our products in foreign countries. We would also be required to obtain approval from the U.S. government to export our products. If we are delayed in receiving, or are unable to obtain, import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our international marketing strategy for our products.

Further, many countries have laws governing marketing of motorcycles and related products and laws relating to relationships with, and termination of, distributors in those countries. These laws may make it more difficult for us to promote our product effectively and in a cost efficient manner. We cannot assure you that we will be able to successfully market and sell our products in foreign countries or that these efforts will result in additional revenue or that any revenue we do obtain from the sales of our products in foreign countries will not be offset by increased regulatory and compliance costs.

Risks Related to our Stock

Requirements associated with becoming a public company will require significant company resources and management attention.

Following this registration, our goal is to become a public company. We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, compliance with reporting and other requirements applicable to public companies such as Sarbanes Oxley will create additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact on our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We require substantial capital requirements to finance our operations.

We have substantial anticipated capital requirements.  Although we believe we have sufficient capital to fund current operations, we may require additional capital for future operations.  We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

▪	cash provided by operating activities;
▪	available cash and cash investments; and
▪	capital raised through debt and equity offerings.

Although we believe the funds provided by these sources will be sufficient to meet our anticipated cash requirements, the uncertainties and risks associated with future performance and revenues will ultimately determine our liquidity and our ability to meet anticipated capital requirements.  If declining prices cause our anticipated revenues to decrease, we may be limited in our ability to replace our inventory.  As a result, our production and revenues would decrease over time and may not be sufficient to satisfy our projected capital expenditures.  We may not be able to obtain additional financing in such a circumstance.

If we become a public company, our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

An active public market for our common stock may not develop or be sustained. Further, the market price of our common stock may decline below the price you paid for your shares.

Among the factors that could affect our stock price are:

▪	industry trends and the business success of our vendors;
▪	actual or anticipated fluctuations in our quarterly financial and operating results, including our comparable store sales;
▪	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results;
▪	strategic moves by our competitors, such as product announcements or acquisitions;
▪	regulatory developments;
▪	litigation;
▪	general market conditions;
▪	other domestic and international macroeconomic factors unrelated to our performance; and
▪	additions or departures of key personnel.

The stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

We may need to raise additional money before we achieve profitability; if we fail to raise additional money, it could be difficult to continue our business.

            Based on our current plans, we believe that we may not have sufficient financial resources to meet our operating expenses and capital requirements.   We may seek additional funding through public or private financing or through collaborative arrangements with strategic partners.

You should be aware that in the future:

▪	we may not obtain additional financial resources when necessary or on terms favorable to us, if at all;
▪	any available additional financing may not be adequate; and
▪	we may be required to sell shares of our common stock at extremely discounted prices in order for us to obtain additional financing.

If we cannot raise additional funds when needed, or on acceptable terms, we will not be able to continue to operate.

Issuing preferred stock with rights senior to those of our common stock could adversely affect holders of common stock.

Our charter documents give our board of directors the authority to issue series of preferred stock without a vote or action by our stockholders.  The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights.  The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock.  For example, a series of preferred stock may be granted the right to receive a liquidation preference – a pre-set distribution in the event of a liquidation – that would reduce the amount available for distribution to holders of common stock.  In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock.  As a result, common stockholders could be prevented from participating in transactions that would offer an optimal price for their shares.

As of the date of this registration statement, the Board of Directors has designated, 5,000,000 shares of Non-Convertible Series A Preferred Stock, par value $.001 per share (the “Series A Preferred”), of which 5,000,000 shares have been issued and are currently outstanding. The Series A Preferred shares are non-convertible and maintain a ten for one voting preference such that a holder of the Series A Preferred shall be entitled to vote ten shares for every one share of Series A Preferred held by such shareholder.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of the instruments governing our existing debt and any future debt or credit facility may preclude us from paying any dividends.

Our Board of Directors is authorized to effect up to two reverse stock splits.

Our shareholders have granted the Board of Directors authority to amend the Company’s Articles of Incorporation without further shareholder approval to effect up to two reverse stock splits of our outstanding Common Stock at a specific ratio, ranging from 1-for-2 shares to 1-for-500 shares, to be determined by the Board of Directors. If the Board affects a reverse stock split, our outstanding shares of Common Stock will be reduced by the split ratio and the market price of our Common Stock should increase proportionately. However, due to uncontrollable market reactions to a reverse split, the market price of our Common Stock may not properly reflect the reverse split ratios and our shareholders may lose substantial value in their investment.

Our Board of Directors is authorized to effect up to two forward stock splits.

Our shareholders have granted the Board of Directors authority to amend the Company’s Articles of Incorporation without further shareholder approval to effect up to two forward stock splits of our outstanding Common Stock at a specific ratio, ranging from 1-for-2 shares to 1-for-500 shares, to be determined by the Board of Directors. If the Board affects a forward stock split, our outstanding shares of Common Stock will be increased by the split ratio and the market price of our Common Stock should decrease proportionately. However, due to uncontrollable market reactions to a reverse split, the market price of our Common Stock may not properly reflect the forward split ratios and our shareholders may lose substantial value in their investment.

Our Board of Directors is authorized to effect up to two corporate name changes.

Our shareholders have granted the Board of Directors authority to amend the Company’s Articles of Incorporation without further shareholder approval to effect up to two corporate name changes, to be determined by the Board of Directors.

Currency risks and fluctuations could negatively impact our company.

We anticipate that some of our revenues may be received in currencies other than US Dollars.  Foreign currency can fluctuate against the US dollar in which the Company’s financial statements are prepared. There is no assurance that any currency exchange will be favorable and given that some or our major expenses are fixed in US dollars, our operating results could be negatively impacted by such currency fluctuations.

Risks Related to Our Business

We are a development stage company and we have limited history.

We are a development stage company that has limited operations.  Our plans and businesses are “proposed” and “intended” but we may not be able to successfully implement them.  Our primary business purpose is the expansion of our motorcycle parts manufacturing and sales business. As a development stage company we are subject to all of the risks, uncertainties, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business.  We expect that unanticipated expenses, problems, and technical difficulties will occur and that they will result in material delays in the development of our projects.  We may not obtain sufficient capital or achieve a significant level of operations and, even if we do, we may not be able to conduct such operations on a profitable basis.

We pay significant marketing fees to a third party marketing partner.

We currently rely primarily on a third party marketing partner for marketing efforts. Our website directs traffic to our marketing partner’s website and we split equally all net income from sales derived from this business directed to our marketing partner’s website.

We have limited experience in selling and manufacturing motorcycle products.

We plan to enter the parts manufacturing industry. Our motorcycles parts and accessories must be designed and manufactured to meet high quality standards in a cost-effective manner. Because of our lack of experience in manufacturing operations, we may have difficulty in timely producing motorcycle parts and accessories in a volume sufficient to cover orders from our dealers. Any material manufacturing delays could frustrate dealers and their customers and lead to a negative perception of our products or our company. If we are unable to manufacture effectively in terms of quality, timing and cost, our ability to generate revenues and profits will be impaired

Possible Fluctuations in the Cost of Materials

Our future financial condition and results may be affected by fluctuations in the cost of materials. The price and availability of the materials used in the manufacturing of our products are subject to market conditions affecting supply and demand. Our profitability may be negatively affected by increases in material costs to the extent we are unable to pass on such higher costs to our customers.

We rely on third party suppliers to obtain materials and provide component parts for use in the manufacture of our products.

We cannot be certain that we will not experience supply problems such as unfavorable pricing or untimely delivery of materials and components. In certain circumstances, we rely on a single supplier to provide the entire requirement of a specific part and a change in this established supply relationship may cause disruption in our production schedule. In addition, the price and availability of raw materials and component parts from suppliers can be adversely affected by factors outside of our control such as increased worldwide demand. Further, our suppliers who also serve the automotive industry may be experiencing financial difficulties due to a downturn in that industry. These supplier risks may have a material adverse effect on our business and results of operations.

We depend upon a limited number of outside suppliers for our key motorcycle parts and accessories.

Our reliance upon outside vendors and suppliers for some of our parts and accessories involves risk factors such as limited control over prices, timely delivery and quality control. We have no written agreements to ensure continued supply of parts and accessories. Although alternate suppliers are available for our key components, any material changes in our suppliers could cause material delays in production and increase production costs. Since we have only a limited operating history, we are unable to determine whether our current suppliers will be able to timely supply us with commercial production needs.

Our inability to obtain timely delivery of quality components, or our loss or interruption of services of one or more of our component suppliers, or any material increases in the cost of our components, could result in material production delays and reductions in our shipments, which could seriously impair our ability to generate revenues.

We face risks associated with purchasing products from foreign companies

A portion of our merchandise may be imported from foreign suppliers. We rely upon relationships with our suppliers but we have no long-term contracts with such suppliers. Our future success will depend in large measure upon our ability to maintain our existing supplier relationship or to develop new ones. Dealing with imported products, we may be subject to the risks generally associated with doing business abroad, such as foreign governmental regulations, economic disruptions, delays in shipments, freight cost increases and changes in political or economic conditions in countries from which we purchase products. Our business is also subject to the risks associated with any new or revised United States legislation and regulations related to imported products, including quotas, duties, taxes and other charges or restrictions on imported merchandise. If any such factors were to render the conduct of business in particular countries undesirable or impractical or if additional United States quotas, duties, taxes or other charges or restrictions were imposed upon the importation of our products in the future, our financial condition and results of operations could be materially adversely affected.

The loss of the services of any members of our senior management team could impair our ability to execute our business strategy and as a result, reduce our sales and profitability.

We depend on the continued services of our senior management team. The loss of such key personnel could have a material adverse effect on our ability to execute our business strategy and on our financial condition and results of operations. We do not maintain key-person insurance for members of our senior management team. We may have difficulty replacing members of our senior management team who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our planned growth together with our added obligations of being a public company may strain our business infrastructure, which could adversely affect our operations and financial condition.

We expect to grow at a rapid pace. As we grow, we will face the risk that our existing resources and systems, including management resources, accounting and finance personnel and operating systems, may be inadequate to support our growth. We may also face new challenges, including an increase in information to be processed by our management information systems and diversion of management attention and resources away from existing operations and towards growth in new markets. Our current growth strategy will require us to increase our management and other resources over the next few years. In particular, heightened new standards with respect to internal accounting and other controls, as well as other resource-intensive requirements of being a public company, may further strain our business infrastructure. If we are unable to manage our planned growth and maintain effective controls, systems and procedures, we would be unable to efficiently operate and manage our business and may experience errors or information lapses affecting our public reporting, either of which could adversely effect our operations and financial condition.

We target sales of our products to a narrow market segment of our industry and therefore, our business is more vulnerable to changes in this market.

                We anticipate generating our revenues for the foreseeable future primarily from sales of motorcycle parts and accessories in the foreign motorcycle market. The foreign motorcycle market constitutes only one segment of the motorcycle industry. As a result of our focus on only one market segment of one industry, we are more vulnerable to changes in demand in the foreign motorcycle market than we would be if our business was more diversified.

Our business is subject to seasonality which may cause our quarterly operating results to fluctuate materially.

Motorcycle sales generally are seasonal in nature since consumer demand is substantially lower during colder seasons in North America. We may endure periods of reduced revenues and cash flows during off-season periods, requiring us to lay off or terminate employees from time to time. Seasonal fluctuations in our business could cause material volatility in the public market price of our common stock.

We need to continue to attract qualified employees.

Our future success depends in large part upon our ability to attract, train, retain and motivate employees. Qualified individuals of the requisite caliber and number needed to fill positions are in short supply in some areas. Our industry is characterized by high levels of employee attrition. Although we believe we offer competitive salaries and benefits, we may have to increase spending in order to retain personnel.

The success of our growth plan will be dependent on our ability to promote and/or recruit enough qualified personnel to support the future growth in the number of our stores. The time and effort required to train and supervise a large number of new managers and associates may divert resources from our existing stores and adversely affect our operating and financial performance.

We may pursue strategic acquisitions, which could have an adverse impact on our business.

We may from time to time consider acquiring complementary companies or businesses. To do so, we would need to identify suitable acquisition candidates, negotiate acceptable acquisition terms and obtain appropriate financing. Any acquisition that we pursue, whether or not successfully completed, may involve risks, including:

▪	the diversion of our capital and our management's attention from other business issues and opportunities;
▪	difficulties in successfully integrating companies or stores that we acquire, including personnel, financial systems and controls, distribution, operations and general store operating procedures;
▪	material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as it is integrated into our operations;
▪	material adverse effects on our operating results due to the closure of stores or distribution centers;
▪	potentially dilutive issuances of our equity securities; and
▪	the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

Our success is highly dependent on our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related planning and control processes may adversely affect our operating results.

An important part of our success is due to our ability to deliver products quickly to our customers. Our ability to maintain this success depends on the continued identification and implementation of improvements to our planning processes, distribution infrastructure and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth. The cost of these enhanced processes could be significant and any failure to maintain, grow or improve them could adversely affect our operating results.

We may not have sufficient funds to operate our business and may not be able to obtain additional financing.

If we do not operate within our budget, we will require additional funds to continue our business.  We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition, and results of operations.  If we need additional funds, we may seek to obtain them primarily through stock or debt financings.  Those additional financings could result in dilution to our stockholders.

Failure to fund continued capital expenditures could adversely affect results.

If our anticipated revenues do not materialize, we may have a limited ability to expend the capital necessary to maintain business operations at expected levels, resulting in a decrease in revenue over time. Historically, we have financed these expenditures primarily with proceeds from debt and equity financings.  If our cash flow from anticipated operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing or other sources of capital will be available to meet these requirements.

Costs of legal matters and regulation could exceed estimates.

We may become parties to a number of legal and administrative proceedings involving matters pending in various courts or agencies.  These include proceedings associated with facilities currently or previously owned, operated or used by us and include claims for personal injuries and property damages.  Our current business may involve management of regulated materials and are subject to various environmental laws and regulations. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental and legal matters and other contingencies.

Any projections used in this registration statement may not be accurate.

Any and all projections and estimates contained in this registration statement or otherwise prepared by us are based on information and assumptions which management believes to be accurate; however, they are mere projections and no assurance can be given that actual performance will match or approximate the projections.

Our estimates may prove to be inaccurate and future net cash flows are uncertain.

Our estimates of both future sales and the timing of development expenditures are uncertain and may prove to be inaccurate.  We also make certain assumptions regarding net cash flows and operating and development costs that may prove incorrect when judged against our actual experience.  Any significant variance from these assumptions could greatly affect our estimates of future net cash flows and our ability to borrow under our credit facility.

ITEM 2.                      DESCRIPTION OF THE BUSINESS

Corporate History Overview

VisiTrade, Inc., ("VisiTrade" or the "Registrant" which is sometime referred to as "we", "us", "our" and the "Company" whenever practical) was originally incorporated in the State of Nevada on March 2, 1998, as USI Communications, Inc. We provided engineering, rental and program services to the broadcast industry, video production, and manufacture of mobile and fixed video equipment. We conducted operations from facilities located in North Carolina and ceased operation in August 2000.

In July of 2002 we purchased the rights to an innovative water irrigation system and filed a Certificate of Amendment to our Articles of Incorporation effectively changing our corporate name to Square Shooter, Inc. As Square Shooter, Inc., we designed, developed and marketed this water irrigation system designed to conserve water consumption by dispensing water from sprinkler systems in a square shaped pattern, thusly reducing overspray onto unwanted areas and focusing water delivery to necessary areas. Despite continued efforts to market our innovative water irrigation system, we again ceased operations in late 2004.

In November of 2006, we entered into an asset purchase agreement with VisiTrade, L.L.C., a Nevada limited liability company, where, in exchange for 19,852,723 shares of our common stock, we purchased certain software that acted as a trading platform for financial market participants. In connection with the asset purchase agreement, we filed an Articles of Merger with the Nevada Secretary of State effectively changing our name to VisiTrade, Inc. We believed that this software had the potential to develop a cost effective alternative trading system that could provide a 24-hour trading platform and facilitate bringing together purchasers and sellers of securities while performing the functions commonly performed by larger securities exchanges. Again, despite continued efforts to market this alternative trading system, we ceased operations in early 2007.

 In October of 2007, we resumed operations as an online retailer of aftermarket Triumph motorcycle parts, accessories and apparel through our website, www.sportbike-customs.com.

General Company Info

We are an online retailer of aftermarket Triumph motorcycle parts, accessories and apparel. We plan to market our products primarily through our internet website www.sportbike-customs.com. In addition to our retail operations, we plan to maintain an online dealer network for Triumph parts and accessory retailers. Our corporate headquarters are located at 2038 Corte del Nogal, Suite 110, Carlsbad, California 92011. Our telephone number at our corporate head office is 760-804-8844.

Triumph Motorcycle History

The Triumph company's roots began in 1883 when Siegfried Bettmann moved to Coventry in the UK from Nuremberg, part of the German Empire. Bettman sold bicycles but used the brand name Triumph rather than his own. He was joined by another Nuremburg engineer Maritz Schulte and they produced their own bicycles. In 1896, Bettmann established a German subsidiary for cycle production in his native city, which became part of the Triumph-Adler Company. When the internal combustion engine led to the first motorcycles, Bettman and Schulte turned to motorcycle production. In the 1920s Triumph purchased the former Hillman car factory in Coventry and produced a saloon car under the name of the Triumph Motor Company. Unfortunately, Triumph struggled to make a profit from the manufacture and sale of cars. The bicycles and motorcycles were sold off as the Triumph Cycle Co. In 1936, Jack Sangster of Ariel Ltd purchased the motorcycle division, to form the Triumph Engineering Co Ltd largely led by ex-Ariel employees. Triumph was sold to their rivals BSA by Sangster in 1951.

In the 1960s, 60% of all Triumph production was exported, which, along with the BSA's 80% exports, made the group susceptible to the Japanese expansion. By 1969 fully 50% of the US market for bikes over 500cc belonged to Triumph, but technological advances at Triumph had failed to keep pace with the rest of the world. Triumph motorcycles as a result were nearly obsolete even when they were new; further, Triumph's manufacturing processes were highly labor-intensive and largely inefficient. The British marquees were poorly equipped to compete against the massive financial resources of Japanese heavy industries that targeted competitors for elimination via long-term plans heavily subsidized by the Japanese government. When the first Honda 750cc four cylinder was released for sale to the public, Triumph and BSA were facing trouble.

When the BSA group collapsed under its debts, government help led to a merger with the Norton-Villiers combine, only the Triumph name was to be retained in the new group name of Norton-Villiers-Triumph, NVT. Workers at the Meriden, West Lands factory demonstrated against a move to Birmingham Small Heath, the BSA site and staged a sit in for two years eventually forming a cooperative to continue production of the 750 Twins, the Bonneville and the Tiger, primarily for the USA market. The inability of the cooperative to raise funds necessary to bring new models to market led to the collapse of the company in 1983.

In 1983 the company folded completely and was liquidated. The Triumph name was bought by a property developer, the self-made millionaire John Bloor, and a new company, Triumph Motorcycles Limited (initially Bonneville Coventry Ltd), was formed. A range of models using famous model names from the past debuted in 1988. Brand new 750cc and 900cc triples and 1000cc and 1200cc fours all using a modular design were built and proved successful. Triumph's heritage is tied to parallel twins and triples, and these are the focus of Triumph's marketing strategy today.

Triumph is now carving out a niche in the motorcycle market based on nostalgic engine technologies and design. The 790cc and 865cc iterations of the Bonneville and Thruxton look like slightly revised versions of their 1960s counterparts. Less overt is the use of the inline triple — an engine layout other manufacturers have mostly abandoned. Triumph has learned not to compete head to head with Japanese manufacturers in the sportbike world, with the flagship Daytona 955 marketed as a "GT" sportsbike rather than a challenger to Yamaha's R1 or Suzuki's GSX-R1000.

Our Products And Services

With Triumph motorcycles growing in popularity over the past decade, there has been an unfilled demand for Triumph parts and accessories. Our retail sales operation will aim to fulfill that demand through the online sales of aftermarket Triumph motorcycle parts, accessories and apparel.

Our business operations will be composed of two primary business focuses: online retail sales of aftermarket Triumph parts and accessories and the maintenance of an online Triumph dealer network.

Consumers looking for Triumph parts and accessories have traditionally been forced to either hunt down parts and accessories from the scattered network of small Triumph retailers or purchase from large general parts distributors that lack the familiarity with the Triumph brand. Many of these larger motorcycle parts and accessory retailers offer only a limited line of Triumph products. Our aim is to provide a centralized, experienced and knowledgeable retail outlet for everything Triumph. Consumers will be able to locate and purchase a wide variety of Triumph parts, accessories, and apparel in one location rather than being forced to hunt down individual parts from scattered retailers.

Our state of the art retail website will allow consumers to browse Triumph parts and accessories as easily as if they were standing in a retail outlet. Consumers using the website will be able to either browse through categorized pages on Triumph parts and accessories or refine their shopping experience using detailed search engines designed to put the consumer in contact with the parts they need quickly and efficiently. Each item will be displayed on our website with a detailed picture, description and pricing information to assist the consumer in finding and purchasing their desired products.

Through our website, we believe we will provide a number of benefits to our consumers and suppliers including:

▪
Ready Access to Products on a Secure Site. Our customers will be able to access and purchase our products 24 hours a day from the convenience of their computer. We will not sell any personal information about our customer base to third parties and all online sales transaction will be secured.

▪
Value Pricing. Through our multiple sourcing networks, we will locate and obtain Triumph parts and accessories at reduced prices. Our experienced sales team will cost-effectively matches customer demand with supply on a just-in-time basis, employing our rapid fulfillment process.

▪
Positive Customer Experience. Our internal sales and customer service representatives will be available by e-mail and telephone to respond to questions and provide guidance regarding product availability, order status and product use and functionality.

▪	Reliable and Efficient Distribution Channel. We will provide a low-risk, high-volume channel through which our suppliers may sell merchandise.

▪
Protection of Brand Integrity. We will maintain the integrity of our suppliers’ brands by responding to customer inquiries regarding their products in a professional manner, by ensuring that we sell only those quality goods that we have offered on our websites and by selling only factory sealed goods in original form together with all accessories still intact.

▪
Optimize inventory management through the use of technology. Our merchandise buyers will be supported by proprietary software that provides information on product sales, margins and inventory levels. This technology enables us to make informed decisions and quickly change prices in an effort to maximize sales volume, gross profits and return on inventory capital.

▪
Maintain low customer acquisition costs. We believe that by utilizing targeted online campaigns, including direct e-mail campaigns, we will be able to keep our per customer acquisition costs relatively low.

Our current product line consists primarily of the following:

▪ Performance Packages	▪ Shocks	▪ Suspension Parts
▪ Lights	▪ Mirrors	▪ Gas caps
▪ Exhaust Systems	▪ Headers	▪ Wheels
▪ Tires	▪ Engine Parts	▪ Sparks plugs
▪ Body parts and fenders	▪ Intake Manifolds	▪ Bore kits
▪ Cams	▪ Clutch Springs	▪ Screens
▪ Motorcycle parts	▪ Seats	▪ Batteries
▪ Clothing	▪ Lifestyle accessories	▪ Riding Gear

In addition to online retail sales, we plan to create and maintain an online network of Triumph parts and accessory dealers. The Triumph community currently lacks a centralized network of parts and accessory dealers. Our goal is to provide the consumer with a one stop online retail outlet where they can find a broad range of Triumph parts, accessories, and gear. By offering Triumph dealers and consumers an online forum, we hope to not only satisfy our customers by offering easy access to hard to find parts and accessories but draw in additional customers to our products through online links to our website.

Marketing and Sales

We compete in the motorcycle specialty products market, specifically the Triumph products aftermarket. The motorcycle specialty products segment has historically been less cyclical than the motorcycle aftermarket industry, reflecting the favorable demographics and profile of this segment's customer base. Unlike the overall motorcycle aftermarket, the specialty products market is driven by enthusiasts and therefore is less sensitive to economic factors. These customers are passionate about their motorcycles and view enhancing the performance and appearance of their motorcycles as more than a hobby.

In 2004 total world motorcycle registrations were estimated at over two million units, including all motorcycles and scooters with engine displacements greater than 50cc registered in the United States, Western Europe, Japan and Australia. The sport bike segment of the motorcycle market in these areas has continued to grow in popularity. Triumph’s line of motorcycles falls within this sport bike category. Triumph Motorcycles (America), Ltd. reported 2004 sales of Triumph motorcycles in the United States reached 7,533 units. This was an increase of 35% over the 2003 sales making Triumph the fastest growing production motorcycle company in America for the 2004 year. 2005 worldwide sales were even higher with Triumph reporting sales up 29% from 2004. This included a 10% increase in UK sales, a 40% increase in North America sales, a 43% increase in France and Switzerland sales, a 34% increase in Japan sales, a 25% increase in Italy sales, and an 18% increase in Germany sales. Triumph reported a 25% per year growth rate for the last two years.

In the 60's, the Triumph was the bike to have. It was effortless to operate and maintain, was more agile and created power more efficiently than its American competitors. New Triumphs are no different. From the Speed Triple to the classic Bonneville, Triumph has continued to remain original, yet carried its legacy with an agile chassis and great power to weight ratios. Nevertheless, with all this momentum for Triumph, there exists a lack of quality high performance upgrades on the market. VisiTrade was formed to fill this gap.

We believe that several factors have contributed to the growth in our market segment including: (i) increases in sales of Triumph motorcycles which has resulted in increasing the aggregate number of Triumph motorcycles in use and therefore potential consumers, (ii) increases in average motorcycle life, which we believe contributes to increased demand for motorcycle aftermarket parts as owners seek to enhance the appearance of older motorcycles, and (iii) the continuing enthusiasm of Triumph owners for motorcycle styling. We further believe that consumer desire for individuality in motorcycle appearance will contribute to our growth.

Marketing for our website and products will be accomplished through both print and online advertising in newspapers, motorcycle magazines and motorcycle websites. In addition, we will rely upon referrals from our wholesale distributors and other dealers in our online dealer network.

Competition

We feel the Triumph motorcycle parts, accessory and apparel industry has a market need that has been unfulfilled. Many retail motorcycle outlets offer a wide range of motorcycle parts and accessories, but do not focus on the Triumph name. Triumph customers and enthusiasts shopping these retail motorcycle outlets are faced with wading through many product lines only to find a small selection of Triumph parts and accessories available. Although there are a few online competitors specializing in Triumph parts, accessories and apparel, such as British Only Motorcycle Parts (www.britishonly.com), Baxter Cycle (www.batercycle.com) and British Spares, Ltd. (www.britishspares.com), none stand out as the industry leader. Our goal is to provide these Triumph enthusiasts with one central location for anything and everything Triumph.

The motorcycle parts, accessory and apparel industry is highly competitive with respect to price, service, quality and location. There are numerous competitors in the motorcycle accessory and apparel industry that possess substantially greater financial, marketing, personnel and other resources than we do. There can be no assurance that we will be able to respond to various competitive factors affecting the business. We plan to gain a competitive advantage over our competitors in the motorcycle accessories and apparel industry by offering a one stop online shop for quality Triumph products at a competitive price.

Distribution Methods of Products and Services

Our primary distribution channel for our products will be our online website. We plan to use FedEx to ship products to our customers. Customers purchasing products from the website will have a variety of shipping options including standard shipping, next day and overnight shipping. In addition, we will offer international shipping to customers located outside of the United States.

Suppliers

Our suppliers will consist of a number of sources for Triumph parts, accessories and apparel. We do not rely upon any one major supplier for our products. We have no long-term supply contracts and have experienced no significant problems in supplying our operations. Although we have strategically selected suppliers, we believe that there are a number of other sources available, contributing to our ability to obtain competitive pricing. Increases in prices may have a short-term impact on our profit margins for our products.

Dependence on Major Customers

Our target market focuses on individual retail customers. We are not currently dependent on any major customers. We do not expect that this will change in the future.

Patents, Trademarks, Licenses

We do not have any designs which are copyrighted, trademarked or patented.

Environmental and Regulatory Issues

  Motorcycles and motorcycle accessories sold in the United States and many other countries are subject to environmental emissions regulations and safety standards with which we must comply in order to sell products in such countries. Applicable regulations in the United States include the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board. Motorcycles and motorcycle accessories sold in the United States are also subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. Many of our motorcycle parts and accessories may be required to comply with applicable regulations in the other countries in which they are distributed.

Research And Development

We do not foresee any immediate future research and development costs

Employees

We do not currently have any full time employees. We utilize the services of independent contractors.

ITEM 3.                      MANAGEMENT'S PLAN OF OPERATION

       The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included in this report.  This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this report.

The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Plan of Operation

We are an online retailer of aftermarket Triumph motorcycle parts, accessories and apparel. We will market our products primarily through our internet website www.sportbike-customs.com. In addition to our planned manufacturing and retail operations, we will maintain an online dealer network for Triumph parts and accessory retailers.

Our primary short term objective over the next 12 month period is the development of our online website. The website will offer our customers a variety of services such as

▪
Allowing customers to view all of our products and accessories online. Each product will have a separate picture and description of the product. For our larger ticket items, we plan to allow customers to view the products in 3-D graphics allowing them a complete image of the product they are interested in

▪
Allowing customers to place, pay for, and ship orders online. We plan to give customers the option of completing their transactions online, or transferring to a telephone operator and completing their transaction over the phone. We will need to implement support systems for services such as customer payment options, shipping arrangements and similar support services.

▪
An online chat room where customers can log on and discuss Triumph issues with other owners, would-be owners and enthusiasts. We also plan to offer a Question and Answer bulletin board where Triumph enthusiasts can post questions and comments regarding Triumph related issues. Both our staff and other website users will be able to post answers to the questions. These features should help boost the credibility of our website and name.

In addition to our website, we are currently seeking networking partners to become part of our online parts and accessories dealer network. Our aim is to offer our customers access to anything and everything Triumph. Through our online network, if we do not carry the item the customer is looking for, the customer can search through our network affiliate’s websites and find the item they wish to purchase.

In order to increase sales, we plan to increase our brand awareness through advertising. We plan to utilize newspaper, trade magazine, trade show, online, and word of mouth advertising outlets.

We plan to expand our operations into parts manufacturing. Many Triumph parts, especially for older model Triumphs, are scarce. The aim of the dealer network is to offer our customers a central location to find these Triumph parts and accessories. Initially we hope to offer the customer a wide range of parts and accessories from existing manufacturers to choose from. In addition to retailing other manufacturer's parts, we hope to begin manufacturing our own line of Triumph parts and accessories under the VisiTrade name. By building the reputability of our name through our retail sales website, we hope to transfer that same customer base and satisfaction with our retail business to our manufacturing business.

Off-balance Sheet Arrangements

We do not maintain any significant off-balance sheet arrangements.

ITEM 4.                      DESCRIPTION OF THE PROPERTY

At present, we do not own any property.  Our executive offices currently consist of shared leased office space located at:  2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011 and our phone number is 760-804-8844.  We currently do not pay rent at our shared office space. We may require a larger office space if we grow.  We believe there is an adequate supply of suitable office space in surrounding areas on terms acceptable to us.

ITEM 5.                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the 28,747,698 issued and outstanding shares of our common stock as of the date of this registration statement by the following persons:

1.	Each person who is known to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;
2.	Each of our Directors and executive Officers; and
3.	All of our Directors and Officers as a group

	Title, Class and Percentage of Securities Beneficially Owned
Name and Address	Common		Series A Preferred

Black Forest International, LLC(1)(2)	22,373,635	77.8%	5,000,000	100%
Mark L. Baum (3)	0	0%	0	0%

Total	22,373,635	77.8%	5,000,000	100%

(1)
WSITE International Foundation is the beneficial owner of, and has dispositive and voting power over 50% of the 22,373,635 Common Shares and 5,000,000 Series A Preferred Shares of VisiTrade, Inc. held by Black Forest International, LLC. The address is Suite 1-A #5, Calle Eusebio A. Morales, El Cangrejo, Panama City, Panama.

(2)
Fundacion De Las Mercedes is the beneficial owner of, and has dispositive and voting power over  50% of the 22,373,635 shares of VisiTrade, Inc. held by Black Forest International, LLC. The address is Suite 1-A #5, Calle Eusebio A. Morales, El Cangrejo, Panama City, Panama.

(3)	The address is 2038 Corte Del Nogal, Suite 110, Carlsbad, CA 92011.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  The number of shares and the percentage beneficially owned by each individual listed above include shares that are subject to options held by that individual that are immediately exercisable or exercisable within 60 days from the date of this registration statement and the number of shares and the percentage beneficially owned by all officers and directors as a group includes shares subject to options held by all officers and directors as a group that are immediately exercisable or exercisable within 60 days from the date of this registration statement.

ITEM 6.                      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth, as of the date of this report, the name, age and position of our directors, executive officers and other significant employees:

Officers And Directors

NAME	AGE	SINCE	POSITION

Mark L. Baum	35	2007	President, Chief Executive Officer, Chief Financial Officer and Secretary

The backgrounds of our directors, executive officers and significant employees are as follows:

Mark L. Baum, Esq., President, Chief Executive Officer, Chief Financial Officer and Secretary.

Mr. Baum is our President, Chief Executive Officer, Chief Financial Officer and Secretary. Mr. Baum is not a full time employee and has other outside commitments. In 2002, Mr. Baum founded Business Consulting Group Unlimited, Inc., a Southern California-based merchant banking firm. Mr. Baum is a licensed attorney in the State of California and the principal attorney for The Baum Law Firm, P.C. a firm which he founded in 1998 and has been operating on an ongoing basis. Mr. Baum has more than 11 years experience in creating, financing and growing development stage enterprises in a variety of industries. Mr. Baum has participated in numerous public spin-offs, venture fundings, private-to-public mergers, corporate restructurings, asset acquisitions and asset divestitures. Mr. Baum’s law practice focuses on securities laws and related issues for small-cap and micro-cap publicly reporting companies.

Mr. Baum has not been involved in a legal proceeding within the past 5 years that would materially affect his integrity or his ability to act on behalf of our company.

ITEM 7.                      EXECUTIVE COMPENSATION

The following table summarizes the annual compensation paid to VisiTrade, Inc.’s named executive officers for the two years ended December 31, 2007 and 2006:

		Annual Compensation			Long-Term Compensation
				Other Annual		Common Shares
				Compensation	Restricted	Underlying
				(# of Shares of	Stock	Options	All Other
Name and Position	Year	Salary	Bonus	Common Stock)	Awards	Granted	Compensation

Michael West(1)	2007	-	-	-	-	-	-
Former President and
Chief Executive Officer	2006	-0-	-0-	1,041,667	-0-	-0-	-0-

C. Anthony Ferracone(2)	2007	-0-	-0-	259,259	-0-	-0-	-0-
Former Secretary and
Treasurer	2006	-0-	-0-	1,300,926	-0-	-0-	-0-

Lawrence Bolton(3)	2007	-0-	-0-	259,259	-0-	-0-	-0-
Former President and
Chief Executive Officer	2006	-0-	-0-	259,259	-0-	-0-	-0-

Mark L. Baum, Esq.(4)	2007	-0-	-0-	-0-	-0-	-0-	-0-
President, Chief
Executive Officer,	2006	-	-	-	-	-	-
Secretary and Treasurer

(1)	Mr. Michael West held the positions of President and Chief Executive Officer January 1, 2006 until his resignation on October 2, 2006.

(2)	Mr. C. Anthony Ferracone held the positions of Secretary and Treasurer January 1, 2006 until his resignation on July 6, 2007.

(3)	Mr. Lawrence Bolton held the positions of President and Chief Executive Officer October 2, 2006 until his resignation on July 6, 2007.

(4)	On July 7, 2007, Mr. Mark L. Baum, Esq. was appointed as our President, Chief Executive Officer Secretary and Treasurer. Mr. Baum receives no compensation for holding these positions.

Aggregated Option Exercise In Last Fiscal Year And Fiscal Year End Option Values

Our executive officers were not issued any options which could have been exercised during the fiscal year ended December 31, 2006 or 2007.

Directors' Compensation

All directors receive reimbursement for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business.  From time to time we may engage certain members of the board of directors to perform services on our behalf. In such cases, we compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties.

Compensation Committee

We have not formed an independent compensation committee

ITEM 8.                      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 9.                      DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of Nevada law.

Our authorized capital stock consists of 50,000,000 shares of stock consisting of 45,000,000 shares of common stock, par value $.001 per share (the “Common Stock”) of which 28,747,698 are issued and outstanding, and 5,000,000 shares of preferred stock, par value $.001 per share (the “Preferred Stock”) of which 5,000,00 shares are issued and outstanding. Stockholders do not have any preemptive or subscription rights to purchase shares in any future issuance of our common stock. There are no options, warrants or other instruments convertible into shares outstanding.

Common Stock

The Board of Directors is authorized to issue 45,000,000 shares of common stock, par value $.001 per share, of which 28,747,698 have already been issued and currently remain outstanding. Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and non-assessable.

Preferred Stock

The Board of Directors is authorized to, and has subsequently designated, 5,000,000 shares of Non-Convertible Series A Preferred Stock, par value $.001 per share (the “Series A Preferred”), of which 5,000,000 shares have been issued and are currently outstanding. The Series A Preferred shares are non-convertible and maintain a ten for one voting preference such that a holder of the Series A Preferred shall be entitled to vote ten shares for every one share of Series A Preferred held by such shareholder.

Dividend Policy

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time. We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power.   The holders of shares of our common stock do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

PART II

ITEM 1.                      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is currently traded on the Pink Sheets market under the symbol "VTDI".  The high and low bid prices for the Common Stock, as reported by NASAQ, are indicated for the periods described below.  Such prices are inter-dealer prices without retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

2007	Low	High
First Quarter	$.11	.95
Second Quarter	.08	.30
Third Quarter	.05	.25
Fourth Quarter	.04	.06

2006(1)	Low	High
First Quarter	NA	NA
Second Quarter	NA	NA
Third Quarter	NA	NA
Fourth Quarter	.95	.95

(1)           Our securities were not quoted by NASDAQ for the first three quarters of 2006.

Holders

As of the date of this report, we have 48 registered shareholders (not including other beneficial owners with shares on deposit with brokerage houses) owning a total of 28,747,698 shares of our common stock.

Dividends

None.

Securities Authorized For Issuance Under Equity Compensation Plans

None.

ITEM 2.                      LEGAL PROCEEDINGS

None

ITEM 3.                      CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

None

ITEM 4.                      RECENT SALES OF UNREGISTERED SECURITIES

During the year ending 2005, we issued a total of 2,250,000 common shares of common stock to officers of the Company as compensation for their services. These shares were valued at $0.10 per share.

In December of 2005, we issued a total of 2,038,461 common shares to consultants of the Company as compensation for their services for the year ending 2005. These shares were valued at $0.10 per share.

During the year ending 2006, we issued a total of 2,601,852 common shares to officers of the Company as compensation for their services. These shares were valued at $0.10 per share.

On November 2, 2006, we approved of a 5 to 1 reverse split. The financial statements included herein have been retroactively restated to reflect this reverse split.

On November 7, 2006, we retired 224 shares of common stock due to the 5 to 1 reverse split. These shares were valued at $0.10 per share.

In December of 2006, we issued 19,852,723 shares in connection with an Asset Purchase Agreement between the Company and Visitrade, LLC. These shares were valued at $0.10 per share.

During the year ending 2007, we issued a total of 518,518 common shares to officers of the Company as compensation for their services. These shares were valued at $0.10 per share.

In January of 2007, we issued 1,000,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.95 per share.

In January of 2007, we issued 40,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.55 per share.

In February of 2007, we issued 2,050,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.17 per share.

In April of 2007, we issued 75,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.08 per share.

In May of 2007, we issued 40,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.26 per share.

In June of 2007, we issued 350,000 common shares to consultants of the Company as compensation for their services. These shares were valued at $0.18 per share.

In July of 2007, we cancelled 660,000 common shares that were previously issued in error.

All of the issuances of securities described above were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering.  We made the determination that each investor had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.  There was no general solicitation or general advertising used to market the securities.  We provided each investor with disclosure of all aspects of our business, including providing the investor with press releases, access to our auditors, and other financial, business, and corporate information. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of certain provision of Nevada Corporate Law (referred to below as the "NRS" or the Nevada Revised Statutes) which creates or imposes any provision for indemnity of Officers or Directors.

Nevada Statutes

Section 78.7502 of the Nevada Revised Statutes, as amended, provides for the indemnification of our officers, directors, employees and agents under certain circumstances as follows:

“1.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)
Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.           A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)           Is not liable pursuant to NRS 78.138; or
(b)	Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.           To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.”

Section 78.751 of the Nevada Revised Statutes describes the authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses as follows:

“1.  Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)           By the stockholders;
(b)	By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(c)	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
(d)	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2.  The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.  The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)           Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.”

PART F/S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pollard-Kelley Auditing Services, Inc.
Auditing Services             4500 Rockside Road, Suite 450 Independence OH  44131 330-836-2558

Report of Independent Certified Public Accountants

Board of Directors
Visitrade, Inc.

We have reviewed the accompanying consolidated balance sheets of Visitrade, Inc. as of September 30, 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for the nine-month periods ended September 30, 2007.  These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board.  A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit in accordance with the standards of the Public Company Accounting Oversight Board, the object of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in notes to the financial statements, the Company has negative working capital, negative cash flows from operations and recurring operating losses which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in the notes to the financial statements.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles accepted in the United States of America.

We have also audited the accompanying balance sheets of Visitrade, Inc. as of December 31, 2006, 2005 and 2004, and the related statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in notes to the financial statements the Company has not generated significant revenues or profits to date.  This factor among others raises substantial doubt the Company will be able to continue as a going concern.  The Company’s continuation as a going concern depends upon its ability to generate sufficient cash flow to conduct its operations and its ability to obtain additional sources of capital and financing.  The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Management’s plans concerning this matter are also discussed in notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, 2005 and 2004, and the results of its operations and it cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting standards.

Pollard-Kelley Auditing Services, Inc.

/S/ Pollard-Kelley Auditing Services, Inc.

November 27, 2007
Independence, Ohio

VISITRADE INC.
BALANCE SHEETS

ASSETS

	September 30,	December 31,	December 31,	December 31,
	2007	2006	2005	2004
Cash and cash equivalents	$ -	$ -	$ -	$ -
Investment in Stock	1,258,511	-	-	-
Investment in Software	-	1,290,427	-	-

TOTAL ASSETS	$ 1,258,511	$ 1,290,427	$ -	$ -

LIABILITIES AND STOCKHOLDERS' DEFICIT

Dividend Payable	1,258,511	-	-	-
Due to related party	-	31,916	30,485	28,873
TOTAL LIABILITIES	1,258,511	31,916	30,485	28,873

Commitments and Contingencies	-	-	-	-

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, $.001 par value; 50,000,000 shares
authorized, 28,747,715, 24,815,679, 4,046,153 and 3,188,821 shares issued and outstanding	28,748	24,816	4,047	3,189
Additional paid-in capital	6,981,636	4,666,484	3,098,909	2,742,267
Accumulated deficit	(7,010,384)	(3,432,789)	(3,133,441)	(2,774,329)
Total stockholders' deficit	-	1,258,511	(30,485)	(28,873)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,258,511	$ 1,290,427	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VISITRADE INC.
STATEMENTS OF OPERATIONS

	For the Nine
	Months Ended	For the Years Ended
	September 30,	December 31,	December 31,	December 31,
	2007	2006	2005	2004
Revenue	$ -	$ -	$ -	$ -

Cost of revenue	-	-	-	-

Gross profit	-	-	-	-

Selling, general and administrative expenses	2,319,084	299,348	359,112	198,362
Abandonment of sprinkler system assets				1,750,000

Loss from operations	(2,319,084)	(299,348)	(359,112)	(1,948,362)

Provision for income taxes	-	-	-	-

Net loss	$ (2,319,084)	$ (299,348)	$ (359,112)	$ (1,948,362)

Loss per share-basic and diluted	$ (0.08)	$ (0.05)	$ (0.10)	$ (0.61)

Weighted average shares outstanding	28,557,392	5,930,650	3,643,205	3,175,259

The accompanying notes are an integral part of these financial statements.

VISITRADE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid -In Capital	Deficit	Equity

Balance at December 31, 2003	2,738,821	$ 2,739	$ 2,517,717	$ (825,967)	$ 1,694,489

Stock issued for services	450,000	450	224,550	-	225,000

Net loss	-	-	-	(1,948,362)	(1,948,362)

Balance at December 31, 2004	3,188,821	3,189	2,742,267	(2,774,329)	(28,873)

Stock issued for services	550,000	550	256,950	-	257,500

Stock issued to debt	307,692	308	99,692	-	100,000

Net loss	-	-	-	(359,112)	(359,112)

Balance at December 31, 2005	4,046,513	4,047	3,098,909	(3,133,441)	(30,485)

Stock issued for services	916,667	917	297,000	-	297,917

Stock issued for software	19,852,723	19,852	1,270,575	-	1,290,427

Cancellation of fractional shares	(224)	(5)	-	-	-

Net loss	-	-	-	-	(299,348)

Balance at December 31, 2006	24,815,679	24,816	4,666,484	(3,432,789)	1,258,511

Stock issued for services	4,592,036	4,592	2,380,492	-	2,385,084

Cancellation of shares issued for services	(660,000)	(660)	(65,340)	-	(66,000)

Declare dividend of LB Acquisition shares	-	-	-	(1,258,511)	(1,258,511)

Net loss	-	-	-	(2,319,084)	(2,319,084)

Balance at September 30, 2007	28,747,715	$ 28,748	$ 6,981,636	$ (7,010,384)	$ -

The accompanying notes are an integral part of these financial statements.

VISITRADE INC.
STATEMENTS OF CASH FLOWS

For the Nine
	Months Ended	For the Years Ended
	September 30,	December 31,	December 31,	December 31,
	2007	2006	2005	2004
NET CASH FROM OPERATING ACTIVITIES:
Net loss	$ (2,319,084)	$ (299,348)	$ (359,112)	$ (1,948,362)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Stock Issued for services	2,319,084	297,917	257,500	225,000
Debt issued for services then converted to stock			100,000
Write off of asset				1,721,750
Increase (decrease) in due to related party	-	1,431	1,612	1,612
Net cash provided by operating activities	-	-	-	-

Net increase in cash and cash equivalents	-	-	-	-

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-	-	-	-

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ -	$ -	$ -	$ -

CASH PAID DURING THE PERIOD FOR:
Interest expense	$ -	$ -		$ -
Income taxes	$ -	$ -		$ -

SUPPLEMENTAL NON-CASH INVESTING
AND FINANCING ACTIVITIES:

Purchase of software for shares		$ 1,290,427	$ -	$ -
Stock exchanged for debt	$ -	$ -	$ 100,000	$ -

The accompanying notes are an integral part of these financial statements.

VISITRADE, INC.
Notes to the Financial Statements
for the years ended December 31, 2006, 2005 and 2004 and the
Nine months ended September 30, 2007

NOTE 1 - ORGANIZATION

USI Communications, Inc. (the “Company”) was incorporated on March 2, 1998 in the state of Nevada. The company provided engineering, rental and program services to the broadcast industry, video production, and manufacture of mobile and fixed video equipment. The Company conducted operations from facilities located in North Carolina and ceased operation in August 2000. On July 9, 2002, the Company filed a Certificate of Amendment to their Articles of Incorporation effectively changing their corporate name to Square Shooter, Inc. As Shooter, Inc., the Company designed, developed and marketed a water irrigation system designed to conserve water consumption. On November 1, 2006, the Company entered into an asset purchase agreement with VisiTrade, L.L.C., a Nevada limited liability company, where the Company purchased certain software that acted as a trading platform for financial market participants. The Company filed a Certificate of Amendment to their Articles of Incorporation effectively changing their corporate name to VisiTrade, Inc.  The Company ceased operations as VisiTrade, Inc. in early 2007. In October of 2007, the Company resumed operations as an online retailer of aftermarket Triumph motorcycle parts, accessories and apparel.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has no operations and has not established a source of revenue.   This matter raises substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to actively pursue merger candidates that have ongoing operations and a source of revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.    Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable note receivable and accounts payable and related party payable approximate fair value due to the relatively short maturity of these instruments.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance, repairs and renewals are charged to expense, whereas major additions are capitalized. The cost and accumulated depreciation of assets retired, sold or otherwise disposed of are eliminated from the accounts and resulting gains or losses, if any, are reflected through the statement of income.

Depreciation is computed using the straight-line method over the estimated useful lives of 7 years.  There was no depreciation expense for the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in the financial statements.  During the years ended December 31, 2006, 2005, and 2004 and the period ending September 30, 2007 the Company did not have any components of comprehensive income (loss) to report and, accordingly, has not included a schedule of comprehensive income in the financial statements.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes.  Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net Loss Per Share

SFAS No. 128, Earnings per Share, requires dual presentation of basic and diluted earnings or loss per share (“EPS”) for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  Basic EPS excludes dilution; diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.  The Company had no potential common stock instruments which would result in a diluted loss per share.  Therefore, diluted loss per share is equivalent to basic loss per share.

Segment Reporting

Based on the Company's integration and management strategies, the Company operated in a single business segment.  For the nine months ended September 30, 2007 and for the years ended December 31, 2006, 2005 and 2004.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit.  Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006.  The Company does not expect the application of FIN 48 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the application of SFAS No. 157 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans−An amendment of FASB Statements No. 87, 88, 106, and 132(R)".  One objective of this standard is to make it easier for investors, employees, retirees and other parties to understand and assess an employer's financial position and its ability to fulfill the obligations under its benefit plans. SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single−employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans.  SFAS No. 158 requires an employer to fully recognize in its statement of financial position the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  This statement also requires an employer to measure the funded status of a plan as of the date of its year−end statement of financial position, with limited exceptions.  SFAS No. 158 requires an entity to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87.  This statement requires an entity to disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.  The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures for fiscal years ending after December 15, 2006.  Management believes that this statement will not have a significant impact on the Company’s consolidated financial statements.

In February of 2007 the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.”  The statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Company is analyzing the potential accounting treatment.

NOTE 3 – STOCKHOLDERS’ EQUITY

Common Stock

Effective June 12, 2002, the Company effected a one (1) for four and one-quarter (4.25) reverse stock split of the authorized, issued and outstanding common stock  These financial statements have been retroactively restated to reflect this change. There were 42 fractional shares that were canceled due to the reverse stock split.

During the year ended December 31, 2004, the Company issued 450,000 common shares for services rendered to the Company valued at $0.50 per share.   Value was based on Managements determination of value since there was no market for the shares.

During the year ended December 31, 2005, the Company issued 550,000 common shares for services rendered to the Company valued between $0.325 and $0.50 per share.  Value was based on Managements opinion of value for the 550,000 shares at $0.50 share issues which took place early in the year and on a December 2005 transaction where $100,000 of debt was exchanged for 307,692 shares of stock at $0.325 per share.

Effective November 2, 2006, the Company effected a one (1) for five (5.0) reverse stock split of the authorized, issued and outstanding common stock. These financial statements have been retroactively restated to reflect this change. There were 224 fractional shares that were canceled due to the reverse stock split.

During the year ended December 31, 2006, the Company issued 916,667 common shares for services rendered to the Company valued at $0.325 per share. Value was based on the December 2005 debt conversion transaction.

During the year ended December 31, 2006, the Company issued 19,852,723 common shares for purchase of software that was valued at $1,290,427. Value was based on the December 2005 debt conversion transaction.

During the nine months ended September 30, 2007, the Company issued 4,592,036 shares for services rendered to the Company valued between $0.95 and $0.08 per share. Value was based on the trading value of the stock on the date of issue.

NOTE 4 – RELATED PARTY TRANSACTIONS

For the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005, and 2004, officers of the Company paid $0, $1,431, $1,612, and $1,612, respectively to cover certain general and administrative expenses of the Company.  In July 2007, the officers gave up their rights to the amount due to them when the Company entered into the sale arrangement with LB Acquisitions Inc.  As of September 30, 2007, there are no amounts due to related parties.

NOTE 5 – ASSET PURCHASE AND REORGANIZATION AGREEMENT

On July 6, 2007, the Company entered into an Asset Purchase and Reorganization Agreement (the “Agreement”) with LB Acquisitions, Inc. (“LB”).  The Agreement provided that the Company transfer to LB all cash, accounts receivable, inventory, supplies, equipment, intangible rights, trade secrets, know how, customer lists, inventions, websites and other intangible property used in the business of the Company.  LB will assume exclusive financial responsibility for all of the Company’s liabilities, debts, and obligations.  LB will deliver 29,407,698 shares of LB’s common stock to the Company as consideration for the transfer of the above items from the Company to LB. Immediately upon receipt of such shares pursuant to a resolution of the Board of Directors and proxy vote of the Company’s shareholders,  the Company will dividend these shares to its existing shareholders or record as of July 1, 2007. As of the date of this filing, the Company is still awaiting the issuance of these shares from LB Acquisitions.   At the time of the transaction LB Acquisitions, Inc. became a wholly owned subsidiary of the Company.  However, because of the proxy vote of the shareholders to dividend these shares, the asset is being shown as an investment at September 30, 2007.  The Company hopes to complete this transaction in the fourth quarter of 2007.

 PART III

ITEM 1.                      INDEX TO EXHIBITS

Description

Articles of Incorporation 2.1

Certificate of Amendment to Articles of Incorporation dated July 7, 2003 2.2

Bylaws 2.3

Consent of Pollard-Kelley Auditing Services, Inc. 10.1

ITEM 2.                      DESCRIPTION OF EXHIBITS

Exhibit #	Description

2.1	Articles of Incorporation filed with the Nevada Secretary of State on March 2, 1998.

2.2	Certificate of Amendment to Articles of Incorporation filed with the Nevada Secretary of State on July 7, 2003.

2.3	Bylaws

10.1	Consent of Pollard-Kelley Auditing Services, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, California, on December 13, 2007.

                                                                                VisiTrade, Inc.

                                                                                /s/ Mark L. Baum, Esq.
                                                                                By:  Mark L. Baum, Esq.
                                                                                Its:  Chief Executive Officer and Chief Financial Officer
                                                                                       (Principal Executive Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Mark L. Baum, Esq.	Director	December 13, 2007
Mark L. Baum, Esq.